EXHIBIT 12.1

Mid-America Apartment Communities, Inc.

Computation of Ratio of Earnings to Fixed Charges (Dollars in thousands)

	Six Months Ended June 30,	Year ended December 31,
	2018	2017	2016	2015	2014	2013
Earnings
Net income	$112,801	$340,536	$224,402	$350,745	$150,946	$37,692
Equity in (income) loss of unconsolidated entities	(854)	(1,370)	(241)	2	(6,009)	(338)
Income tax expense	1,210	2,619	1,699	1,673	2,050	893

Net income before equity in (income) loss of unconsolidated entities and income tax expense	113,157	341,785	225,860	352,420	146,987	38,247
Add:
Distribution of income from investments in unconsolidated entities	1,039	907	1,999	6	15,964	9,768
Fixed charges, less preferred distribution requirement of consolidated subsidiaries	85,773	161,989	132,020	123,999	125,675	81,067
Deduct:
Capitalized interest	1,283	7,238	2,073	1,655	1,722	2,089

Total earnings (A)	$198,686	$497,443	$357,806	$474,770	$286,904	$126,993

Fixed charges and preferred dividends
Interest expense	$84,490	$154,751	$129,947	$122,344	$123,953	$78,978
Capitalized interest	1,283	7,238	2,073	1,655	1,722	2,089

Total fixed charges (B)	$85,773	$161,989	$132,020	$123,999	$125,675	$81,067
Preferred dividends, including redemption costs	1,844	3,688	307	—	—	—

Total fixed charges and preferred dividends (C)	$87,617	$165,677	$132,327	$123,999	$125,675	$81,067

Ratio of Earnings to Fixed Charges (A/B)	2.3 x	3.1 x	2.7 x	3.8 x	2.3 x	1.6 x
Ratio of Earnings to Fixed Charges and Preferred Dividends (A/C)	2.3 x	3.0 x	2.7 x	3.8 x	2.3 x	1.6 x